Exhibit 99.10

Consent of Independent Registered Chartered Accountants

We consent to the use of our report dated March 18, 2013 relating to the consolidated financial statements of Lake Shore Gold Corp. appearing in this Annual Report on Form 40-F of Lake Shore Gold Corp. for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 28, 2013